Exhibit 99.13
CONSENT OF EXPERT
The undersigned, Mr. Luis Rivera, consents to the reference to him under the heading “Interest of Experts” in the Annual Report on Form 40-F, of Goldcorp Inc.

By: /s/ Luis Rivera
Name: Luis Rivera
Date: March 21, 2006